EXHIBIT 5.3

August 15, 2002

Mr. David P. Hall
Chairman, President and Chief Executive Officer
Aurizon Mines Ldt.
Suite 900, 510 Burrard St. Vancouver, BC V6C 3A8

Re: Perron Property, Quebec

Dear Sir:

Pursuant to a letter agreement dated April 5, 2001 (the "Agreement"), a copy of which is attached hereto as Annex 1, Richmont Mines Inc. ("Richmont") purchased all of the interests of Aurizon Mines Ltd. ("Aurizon") in the Beaufor Mine and the Perron Property as defined therein.

We have agreed that certain claims identified in Annex 2 hereto (the "Claims") were inadvertently omitted from the formal definition of the "Perron Property" in the Agreement. Therefore the parties agree that the Agreement shall be amended, with effect retroactive to its execution, to include the Claims in the definition of the Perron Property. As a result, the Claims shall be treated in all respects as though they had been purchased by Richmont under the Agreement as of the April 20, 2001 Effective Date of Closing, and this at no additional cost and subject to the same representations, terms and conditions attaching to the transfer thereunder of the Perron Property.

The parties agree that all conditions necessary to the closing of the transfer of the Claims under the Agreement have been met of waived, and they agree to execute and file the formal transfer documents as soon as possible.

Save as identified in this letter, the Agreement remains in force unamended in accordance with its terms.

If the meets with your approval, please sign and return the attached copy of this letter to the attention of the undersigned, whereupon this shall be a binding agreement between Richmont and Aurizon under the laws of Quebec.

Yours very truly,

RICHMONT MINES INC.

Per: (signed)                                   August 15, 2002
        Jean-Guy Rivard, President and Chief Executive Officer

ACKNOWLEDGED AND AGREED this     21       day of      August        , 2002

AURIZON MINES LTD.

Per: (signed)
        David P. Hall, Chairman, President and Chief Executive Officer

ANNEX 1

LETTER AGREEMENT (ATTACHED)

April 5, 2001

Mr. David P. Hall
Chairman, President and Chief Executive Officer
Aurizon Mines Ltd.
Suite 830, Marine Building
355 Burrard Street
Vancouver, BC V6C 2G8

Re: Beaufor Mine and Perron Property, Quebec

Dear Sir:

Richmont Mines Inc. (the "Purchaser") hereby offers to purchase all of the interests of Aurizon Mines Ltd. (the "Vendor") in the Beaufor Mine and the Perron Property (collectively, the "Properties") subject to the following terms and conditions:

  In consideration for all of the Vendor's right, title and interest in and to the mineral rights, equipment, buildings and other assets comprising the Properties as defined in Schedule "A" hereto, the Purchaser will pay:

a) the sum of CAN$1,650,000 in cash, without any deduction or adjustment, to the Vendor on the Closing Date (as hereinafter defined); and

b) a royalty to the Vendor (the "Royalty") based on the number of ounces of gold produced from the Beaufor Mine and dependent on the price of gold, as set out in Schedule "B" hereto.

  On the Closing Date and upon payment of CAN$1,650,000 as set out in paragraph 1(a) above, the Purchaser will acquire and the Vendor will transfer to the Purchaser all of its rights in the Properties.

  The Vendor covenants, warrants and represents to the Purchaser that:

(a) the Properties are properly staked where necessary, recorded and in good standing with all regulatory authorities and all necessary licenses, permits, rights of way and of access have been obtained and are in good standing;

(b) the Properties are not subject to any lien, hypotheque, right or other encumbrance other than as described in Schedule "A", and shall so remain until the Closing Date;

(c) the Properties are not subject to any legal proceedings or governmental investigations, and the Vendor is unaware of any fact or circumstance (including without limitation, any aboriginal claim or environmental circumstance) which could materially effect the value of the Properties or the Vendor's ability to complete the sale of its interest in the Properties hereunder;

(d) the Vendor is, and will remain until the Closing Date, the recorded and beneficial owner of an undivided 50% right, title and interest in and to the Beaufor Mine free and clear of any lien, hypotheque, right or other encumbrance, other than those described in Schedule "A", and has the right to receive 100% of its 50% interest in the proceeds from the sale of minerals, metals, ores or concentrates produced from the Beaufor Mine;

(e) the Vendor is, and will remain until the Closing Date, the recorded and beneficial owner of an undivided 100% right, title and interest in and to the Perron Property free and clear of any lien, hypotheque, right or other encumbrance, and has the right to receive 100% of the proceeds from the sale of minerals, metals, ores or concentrates produced from the Perron Property;

(f) as a party to the Joint Operating Agreement on the Beaufor Mine with Louvem Mines Inc. (the "JV Partner") dated February 1 1989 (the "Operating Agreement"), the Vendor shall remain responsible for its share of all costs and reclamation related to the operation of the Beaufor Mine prior to the Closing Date including, without limitation, all costs, expenses, moneys, obligations and liabilities of whatever kind or nature (including those for capital equipment and working capital), expended or incurred directly or indirectly under the terms of the Operating Agreement for the necessary and proper conduct of operations on the Beaufor Mine;

(g) as Operator of the Beaufor Mine under the Operating Agreement, the Vendor has conducted and will conduct all operations in accordance with the terms of the Operating Agreement and the standards of the mining industry generally;

(h) the Vendor shall remain responsible for and fulfil its obligations as Operator of the Beaufor Mine under the Operating Agreement for the period up to the Closing Date, including without limitation preserving all rights, permits and licenses maintaining all operations and facilities, and maintaining insurance, it being understood nonetheless that no material changes shall be implemented without the prior agreement of the Purchaser; and

(i) the Vendor has the right to enter into this transaction and that entering into this transaction does not conflict with any applicable laws or with its charter documents.

  The Purchaser warrants and represents to the Vendor that:

(a) it has the right to enter into this transaction and that entering into this transaction does not conflict with any applicable laws or with its charter documents; and

(b) it will maintain true and correct books, accounts and records with respect to the calculation of the Royalty.

  This agreement is subject to:

(a) obtaining necessary regulatory approval;

(b) The Vendor obtaining written approval of its debentureholders;

(c) the waiver by the JV Partner of its rights of first refusal under the Operating Agreement, which the Purchaser undertakes to use its best efforts to obtain; and

(d) a due diligence review, to the Purchaser's entire and unfettered satisfaction, to be completed prior to the Closing Date, including without limitation adequate assurances that the mine on the Beaufor Mine can be reopened upon doing the work contemplated in the report by Golder Associates Limited, it being understood and agreed that the parties shall cooperate fully in expediting each of the foregoing.

  As of and following the Closing Date, the Vendor shall cease to be the Operator under the Operating Agreement and shall have no further or other right whatsoever in the Properties or the conduct of operations thereon. For greater clarity and without limiting the foregoing, the Vendor acknowledges that there shall be no continuing or other obligation regarding the employment of any person.

  This transaction of purchase and sale shall close on or before April 30, 2001 (the "Closing Date").

  The parties agree that they will endeavour to prepare a more formal agreement containing the terms set out herein, together with such other provisions or agreements as the parties and their respective counsel deem appropriate, for execution on the Closing Date. The parties agree that in the event that no further agreement is prepared, this document shall be deemed binding and conclusive for all representations, obligations and transactions contemplated herein.

  Prior to the Closing Date, the Vendor will not sell, assign, encumber or otherwise dispose of its interest in the Property or any portion thereof, or engage in any such negotiations, without the prior written approval of the Purchaser. In the event of a breach of this undertaking, the Vendor agrees to pay to the purchaser CAN$500,000 in liquidated damages.

  This agreement shall remain confidential until disclosure is required by competent regulatory authority, whereupon the parties shall agree to the form and content of such disclosure.

  The parties agree that no finders or other such fees shall be due or payable to any third party.

  This agreement shall be governed by and construed in accordance with the laws of the Province of Quebec.

If this offer meets with your approval, please sign and return the attached copy of this letter to the attention of the undersigned, whereupon this shall be a binding agreement between the parties. This offer is open for acceptance until 6 p.m. Montreal time on April 6, 2001 whereafter it shall be null and void.

Yours very truly,

RICHMONT MINES INC.

Per: (signed) April - 5 - 2001
        Jean-Guy Rivard, President and Chief Executive Officer

Acknowledged and agreed to this      6        day of      April         , 2001

AURIZON MINES LTD.

Per: (signed)
        David Hall, Chairman, President and Chief Executive Officer

SCHEDULE "A"
______________________________

PROPERTIES

1. The Beaufor Mine referred to in the attached Agreement is comprised of:

a) Pascalis Property: Mining Lease 750 located in Pascalis Township, Quebec, as shown on the attached map;

b) Beaufor Property: Mining Concession 280, part A, located in Pascalis Township, Quebec, as shown on the attached map;

c) Colombière Property: Mining Claims C007141, C007142, C007143, C007734, C007781, C007782, C009371, C009372, C009373, C009381, C009382, C009383 and C009384 located in Pascalis and Louvicourt Townships, as shown on the attached map;

d) all rights of access, permits and licenses necessary to conduct operations as currently carried out; and

e) all of the machinery, equipment, parts, supplies, inventories, buildings, rights, permits, maps, files, data and all related documentation belonging to the Joint Operation on the Beaufor Mine, wherever located.

The Beaufor Mine is subject to the Joint Operating Agreement between Louvem Mines Inc. and Aurizon Mines Ltd. dated February 1, 1989.

The Pascalis Property is subject to a 25% Net Profit Royalty in favour of Tiomin Resources Inc.

The Colombière Property is subject to a 2% NSR royalty in favour of Cambior Inc. and all the terms of the agreement dated September 10, 1999 between Aurizon Mines Ltd. and Cambior Inc.

2. The Perron Property referred to in the attached Agreement is comprised of:

a) Mining Claims 3618721, 3618722, 3618723, 3618724, 3618725, 3618731, 3618732, 3618733, 3618734, 3618735, 3692761 and 3692762 located in Pascalis and Val Senneville Townships, Quebec;

b) all rights of access, permits and licenses necessary to conduct operations as currently carried out; and

c) all of the machinery, equipment, parts, supplies, inventories, buildings, rights, permits, maps, files, data and all related documentation relating to the Perron Property, wherever located

Note: Precise property designations are subject to verification.

SCHEDULE "B"
_________________________

ROYALTY

  The Purchaser shall pay to the Vendor the following amounts, depending on the price of gold:

a) for each of the first 110,000 ounces of gold produced in respect of the Vendor's undivided 50% interest in the Beaufor Mine following the Closing Date (out of the first 220,000 ounces total production):

PRICE OF GOLD PER OUNCE ($US)	ROYALTY PER OUNCE ($CAN)
Less than 280	Nil
From 280 but below 300	5.00
More than 300	12.50

b) for each ounce of gold produced in respect of the Vendor's undivided 50% interest in the Beaufor Mine after the first 220,000 ounces total production; and for each ounce of gold produced in respect of the Vendor's undivided 100% interest in the Perron Property:

PRICE OF GOLD PER OUNCE ($US)	ROYALTY PER OUNCE ($CAN)
Less than 300	Nil
From 300 but below 325	17.00
From 325 but below 350	18.50
From 350 but below 375	20.00
From 375 but below 400	22.50
From 400 but below 500	24.00
More than 500	30.00

  The price of gold will be taken by reference to the calendar quarterly average of the second London gold price fixing for the calendar quarter in which a particular ounce is milled.

  Payments of the Royalty shall be made quarterly, within 30 days of the end of each calendar quarter.

  Once a year, upon a reasonable notice, the Vendor shall be provided with the right to inspect or audit the books, accounts and records at its own expense.

ANNEX 2

CLAIMS

Three Claims numbered 5102441, 5098056, and 5098055 all in Val Senneville Township, Province of Quebec, as indicated on the attached map.